                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
--------------------------------------------------------------------------------
                              (Amendment No. 1)*



                         ICN PAHRMACEUTTICALS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   448924100
        ---------------------------------------------------------------
                                (CUSIP Number)

                             Julaine Hummel Bauer
                   Senior Vice President and General Counsel
                           Heartland Advisors, Inc.
                              789 N. Water Street
                              Milwaukee, WI 53202
                                 414-977-8727
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 19, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  448924100                          13D

------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               HEARTLAND ADVISORS, INC.                #39-1078128

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
          00 - Funds of investment advisory clients

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
               STATE OF WISCONSIN, USA

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            802,285

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             3,243,829

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER


       WITH               None
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         3,243,829
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1% (rounded up to nearest tenth)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

         LA
------------------------------------------------------------------------------

CUSIP No.  257870105                          13D

------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WILLIAM J. NASGOVITZ                    ####-##-####

------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
          Pf - Personal funds of reporting person and family members

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
               USA

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            2,324,800

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           None

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             41,600

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               1709

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,368,109

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.0% (rounded up to nearest tenth)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
          IN

------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

This statement relates to shares of the common stock, $ .01 par value per share, (the "Shares") of ICN Pharmaceuticals, Inc. (the "Company"). The principal executive offices of the Company are located at 3300 Hyland Avenue, Costa Mesa, CA 92626.

Item 2. Identity and Background.
        -----------------------
    (a) Name of Person Filing:  (1) Heartland Advisors, Inc.     (2) William J. Nasgovitz
        ---------------------


    (b) Address of Principal Business Office:
        ------------------------------------
                                (1) 789 North Water Street       (2) 789 North Water Street
                                    Milwaukee, WI  53202             Milwaukee, WI  53202

    (c) Citizenship:  Heartland Advisors is a Wisconsin corporation. William J. Nasgovitz - U.S.A
        -----------

    (d) Title of Class of Securities:  Common Stock
        ----------------------------

    (e) CUSIP Number:      448924100
        ------------

This statement is being filed by Heartland Advisors, Inc., a Wisconsin corporation ("HAI"), and William J. Nasgovitz, the principal shareholder of HAI. HAI is a federally registered investment adviser that provides investment advisory services to Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts"). Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity. The reporting persons do not admit that they constitute a group. Information concerning Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI is set forth in Exhibit C hereto.

During the last five years, neither HAI nor Mr. Nasgovitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that caused either of them, as a result of such proceeding, to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Not applicable.

Item 4.  Purpose of Transaction.
         ----------------------

On December 19, 2000, HAI executed sale transactions in ICN Paharmaceuticals, Inc. Common Stock. These sales of shares resulted in the reduction of HAI's aggregate holdings to 4.1%. Thus, HAI has ceased to be the beneficial owner of more than five percent of the Shares on December 19, 2000.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b) and (d)    Not applicable

         (c) See Exhibit D

         (e) HAI ceased to be the beneficial owner of more than five percent of the Shares on December 19, 2000.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

HAI is the investment adviser of the Heartland Fund and the Accounts pursuant to separate investment management agreements which provide HAI with the authority, among other things, to invest the funds of the Heartland Fund and the Accounts in securities (including shares of the Company), to hold, vote, and dispose of those shares, and to file this Statement. Neither Reporting Person nor, to the best knowledge of either Reporting Person, any of the persons named in Exhibit C hereto has any contract, arrangement, understanding or relationship on behalf of the Heartland Funds or the Accounts with any person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------


Exhibit A    Joint Filing Agreement

Exhibit C    Executive Officers and Directors of the Heartland Advisors, Inc.

Exhibit D    Purchase and sale data



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  December 21, 2000


WILLIAM J. NASGOVITZ                         HEARTLAND ADVISORS, INC.

By: /s/ PAUL T. BESTE                        By: /s/ PAUL T. BESTE
       ---------------                           -----------------
        Paul T. Beste                                Paul T. Beste
   As Attorney in Fact for                           Chief Operating Officer
   William J. Nasgovitz

                                   EXHIBIT A



                            Joint Filing Agreement


The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of ICN Pharmaceuticals, Inc. at December 19, 2000.



WILLIAM J. NASGOVITZ

By: /s/ PAUL T. BESTE
       --------------
        Paul T. Beste
As Attorney in Fact for William J. Nasgovitz



HEARTLAND ADVISORS, INC.


By: /s/ PAUL T. BESTE
       --------------
        Paul T. Beste
        Chief Operating Officer

                                   EXHIBIT C



                       EXECUTIVE OFFICERS AND DIRECTORS
                                      OF
                           HEARTLAND ADVISORS, INC.
                           (As of October 24, 2000)


Name                        Office
----                        ------

William J. Nasgovitz        President and Chief Executive Officer

Jilaine Hummel Bauer        Senior Vice President, Secretary and
                             General Counsel

Paul T. Beste               Chief Operating Officer

Kevin D. Clark              Senior Vice President - Trading

Kenneth J. Della            Senior Vice President and Treasurer

Kevin R. Keuper             Senior Vice President

Eric J. Miller              Senior Vice President

Gerard M. Sandel            Senior Vice President


The business address of each of the persons listed above is Heartland Advisors, Inc., 789 North Water Street, Milwaukee, Wisconsin 53202. To the best knowledge of Heartland Advisors, Inc., each of the persons listed above is a citizen of the United States and, during the last five years, no person listed above (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   EXHIBIT D


                                Heartland Funds
                                ---------------

--------------------------------------------------------------------------------------------
         Fund              Transaction Type       Shares     Price Per Share      Trade Date
--------------------------------------------------------------------------------------------
Heartland Value Fund             Sale             55,100            $34.0157         10/4/00
--------------------------------------------------------------------------------------------
Heartland Value Fund             Sale             46,200             33.0271         10/4/00
--------------------------------------------------------------------------------------------
Heartland Value Fund             Sale             63,700             33.0959         10/5/00
--------------------------------------------------------------------------------------------


                          Heartland Private Accounts
                          --------------------------


      ---------------------------------------------------------------------
        Trade Date           Activity           Quantity           Price
      ---------------------------------------------------------------------
          7/19/00              BUY                500             25.625
      ---------------------------------------------------------------------
          7/19/00              BUY               2000             25.625
      ---------------------------------------------------------------------
          7/19/00              BUY                900             25.625
      ---------------------------------------------------------------------
          7/19/00              BUY               1700             25.625
      ---------------------------------------------------------------------
          7/19/00              BUY                200             25.625
      ---------------------------------------------------------------------
          7/19/00              BUY                950             25.625
      ---------------------------------------------------------------------
          7/19/00              BUY               1000             25.625
      ---------------------------------------------------------------------
          7/19/00              BUY               1000             25.625
      ---------------------------------------------------------------------
           8/1/00              BUY                400             24.9375
      ---------------------------------------------------------------------
           8/2/00              BUY              10000             25.125
      ---------------------------------------------------------------------
           8/3/00              BUY                400             27.125
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                200             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                500             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY               1400             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                200             27.125
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                900             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY               2500             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                900             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY               2400             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY               1000             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY               2700             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                200             26.75
      ---------------------------------------------------------------------

      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                300             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY               1200             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY               2800             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                400             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY               1200             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                500             27.125
      ---------------------------------------------------------------------
           8/3/00              BUY                200             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                400             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                300             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                400             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                900             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                900             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY               2100             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.2295
      ---------------------------------------------------------------------
           8/3/00              BUY                200             26.75
      ---------------------------------------------------------------------
           8/3/00              BUY                100             26.75
      ---------------------------------------------------------------------
           8/3/00              SELL              4674             26.0625
      ---------------------------------------------------------------------
           8/3/00              SELL              3000             26
      ---------------------------------------------------------------------
           8/3/00              SELL              1557             26
      ---------------------------------------------------------------------
           8/4/00              SELL              3500             28
      ---------------------------------------------------------------------
           8/4/00              SELL              2194             28
      ---------------------------------------------------------------------
           8/4/00              SELL              6000             26.9375
      ---------------------------------------------------------------------
          8/10/00              SELL               200             30
      ---------------------------------------------------------------------
          8/11/00              SELL             14000             29.2188
      ---------------------------------------------------------------------
          8/22/00              SELL              6000             28.2917
      ---------------------------------------------------------------------
          8/24/00              SELL              3700             28.25
      ---------------------------------------------------------------------
          8/28/00              SELL              4200             27.8125
      ---------------------------------------------------------------------
          8/29/00              SELL              3225             28.9375
      ---------------------------------------------------------------------
          8/31/00              BUY               1600             28.3125
      ---------------------------------------------------------------------
          8/31/00              SELL              1600             28.3125
      ---------------------------------------------------------------------
           9/6/00              BUY                400             28.75
      ---------------------------------------------------------------------
          9/13/00              SELL              8000             29.9375
      ---------------------------------------------------------------------
          9/19/00              SELL              6000             29.5281
      ---------------------------------------------------------------------
          10/2/00              SELL               750             33.125
      ---------------------------------------------------------------------
          10/3/00              SELL               198             34.25
      ---------------------------------------------------------------------
          10/3/00              SELL               250             34.25
      ---------------------------------------------------------------------
          10/3/00              SELL              1601             34.25
      ---------------------------------------------------------------------

     -------------------------------------------------------------------
            10/3/00           SELL             98             34.25
     -------------------------------------------------------------------
            10/3/00           SELL           2700             34.25
     -------------------------------------------------------------------
            10/3/00           SELL            400             34.25
     -------------------------------------------------------------------
            10/3/00           SELL            677             34.25
     -------------------------------------------------------------------
           10/12/00           SELL           4100                34
     -------------------------------------------------------------------
           10/16/00           SELL           2500              37.3
     -------------------------------------------------------------------
           10/16/00           SELL             43           36.5626
     -------------------------------------------------------------------
           10/16/00           SELL            257           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL           1500           36.9583
     -------------------------------------------------------------------
           10/16/00           SELL            300           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            200           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL           1200             36.75
     -------------------------------------------------------------------
           10/16/00           SELL           2500            36.875
     -------------------------------------------------------------------
           10/16/00           SELL            400           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL           1000            36.724
     -------------------------------------------------------------------
           10/16/00           SELL           2600            36.724
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            600           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            300             36.75
     -------------------------------------------------------------------
           10/16/00           SELL            200             36.75
     -------------------------------------------------------------------
           10/16/00           SELL           1000             37.25
     -------------------------------------------------------------------
           10/16/00           SELL            400             36.75
     -------------------------------------------------------------------
           10/16/00           SELL           1300           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            500             36.75
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            400           36.8125
     -------------------------------------------------------------------
           10/16/00           SELL           3000             37.25
     -------------------------------------------------------------------
           10/16/00           SELL            300             36.75
     -------------------------------------------------------------------
           10/16/00           SELL           1500             37.25
     -------------------------------------------------------------------
           10/16/00           SELL           1000            36.625
     -------------------------------------------------------------------
           10/16/00           SELL            900           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL           1200           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            300           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL           1800            36.625
     -------------------------------------------------------------------
           10/16/00           SELL            200           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL           1100            36.625
     -------------------------------------------------------------------
           10/16/00           SELL            500           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            200           36.5625
     -------------------------------------------------------------------

     -------------------------------------------------------------------
           10/16/00           SELL            100            36.625
     -------------------------------------------------------------------
           10/16/00           SELL            900            36.625
     -------------------------------------------------------------------
           10/16/00           SELL            600           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            400           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL           2400             36.75
     -------------------------------------------------------------------
           10/16/00           SELL           2700           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            400           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            100           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL           5000             37.25
     -------------------------------------------------------------------
           10/16/00           SELL            200           36.5625
     -------------------------------------------------------------------
           10/16/00           SELL            400           36.5625
     -------------------------------------------------------------------
           10/17/00           SELL           1000           36.3125
     -------------------------------------------------------------------
           10/17/00           SELL           1500           36.3125
     -------------------------------------------------------------------
           10/20/00           SELL            200           40.3125
     -------------------------------------------------------------------
           10/20/00           SELL           1000           40.3125
     -------------------------------------------------------------------
           10/20/00           SELL         100000              40.3
     -------------------------------------------------------------------
           10/20/00           SELL          23000           40.1155
     -------------------------------------------------------------------
           10/20/00           SELL            300           40.1875
     -------------------------------------------------------------------
           10/20/00           SELL            400           40.3125
     -------------------------------------------------------------------
           10/25/00           SELL           9000             37.75
     -------------------------------------------------------------------
           10/25/00           SELL          18800             37.75
     -------------------------------------------------------------------
           10/27/00           SELL           1100           37.1875
     -------------------------------------------------------------------
           10/27/00           SELL           1000           37.1875
     -------------------------------------------------------------------
           10/27/00           SELL           3000           36.6042
     -------------------------------------------------------------------
           10/30/00           SELL           1000           37.0193
     -------------------------------------------------------------------
           10/30/00           SELL          24800           37.0193
     -------------------------------------------------------------------
           10/30/00           SELL          22100           37.0193
     -------------------------------------------------------------------
           10/31/00           SELL          19100                37
     -------------------------------------------------------------------
           10/31/00           SELL          16900                37
     -------------------------------------------------------------------
            11/6/00           SELL           4750           35.6184
     -------------------------------------------------------------------
           11/13/00           SELL          17773           33.2655
     -------------------------------------------------------------------
           11/29/00           SELL          11150            35.375
     -------------------------------------------------------------------
           11/29/00           SELL          12800            35.375
     -------------------------------------------------------------------
            12/1/00           SELL          20200           33.5207
     -------------------------------------------------------------------
            12/4/00           SELL          13400           32.3032
     -------------------------------------------------------------------
           12/13/00           BUY            5000            25.875
     -------------------------------------------------------------------
           12/14/00           SELL          10100            29.125
     -------------------------------------------------------------------
           12/18/00           SELL            300            27.375
     -------------------------------------------------------------------
           12/18/00           SELL            422            27.375
     -------------------------------------------------------------------
           12/18/00           SELL           1100            27.375
     -------------------------------------------------------------------
           12/18/00           SELL            300            27.375
     -------------------------------------------------------------------
           12/18/00           SELL           1900            27.375
     -------------------------------------------------------------------
           12/18/00           SELL           1000            27.375
     -------------------------------------------------------------------

     -------------------------------------------------------------------
           12/19/00           SELL           1000            27.125
     -------------------------------------------------------------------
           12/19/00           SELL           6400            27.125
     -------------------------------------------------------------------
           12/19/00           SELL           7700            27.125
     -------------------------------------------------------------------
           12/19/00           SELL          23600            27.125
     -------------------------------------------------------------------
           12/19/00           SELL           6500            27.125
     -------------------------------------------------------------------
           12/19/00           SELL          36700            27.125
     -------------------------------------------------------------------
           12/19/00           SELL          20200            27.125
     -------------------------------------------------------------------


                              Nasgovitz Accounts
                              ------------------

     -------------------------------------------------------------------
          Trade Date        Activity         Quantity         Price
     -------------------------------------------------------------------
           10/16/00           Sale            20,000        36.8125
     -------------------------------------------------------------------
     -------------------------------------------------------------------
     -------------------------------------------------------------------